EXHIBIT 99.1

Northern Dynasty Reports Oral Arguments Held

June 26, 2026 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) (“Northern Dynasty” or the “Company”) announces that oral arguments were held on June 25, 2026 in Alaska Federal District Court on its case seeking withdrawal of the Environmental Protection Agency’s (“EPA”) veto.

“The matter is now ripe for decision by the Federal District Court in Alaska,” Ron Thiessen, Northern Dynasty President and CEO commented, “This is an important time for the project, and we look forward to the judge’s decision.”

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This document includes certain statements that may be deemed “forward-looking statements” under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this document, other than statements of historical facts are forward-looking statements. Additional forward looking statements made by the Company under its continuous disclosure obligations include statements regarding (i) the development plan for the Pebble Project (ii) the right-sizing and de-risking of the Pebble Project, (iii) the design and operating parameters for the Pebble Project development plan, including projected capital and operating costs, (iv) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (v) the political and public support for the permitting process, (vi) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vii) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act and ultimately the USACE’s Record of Decision (“USACE ROD”) through legal actions; (viii) exploration potential of the Pebble Project, (ix) future demand for copper, gold and other metals, (x) if permitting is ultimately secured, the ability to demonstrate the Pebble Project is ultimately commercially viable, and (xi) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits or regarding the ability of NDM to develop the Pebble Project in light of the USACE ROD and its subsequent remand decision and the EPA’s Final Determination, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be successful in its legal action against the EPA and the USACE and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

In addition, the likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current development plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2025, as filed on SEDAR+ (www.sedarplus.ca) and included in its annual report on Form 40-F filed on EDGAR (www.sec.gov), as well as the risk factors set out in the Company’s subsequent public continuous disclosure filings available on SEDAR+ and EDGAR. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

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